Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-34019, 333-01019 and 333-52199 on Form S-8 of our reports dated February 25, 2005 on the financial statements and financial statement schedules of Calgon Carbon Corporation (which expresses an unqualified opinion and includes an explanatory paragraph relating to Calgon Carbon Corporation’s change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets;” in 2002) and our report on the effectiveness of internal controls over financial reporting dated February 25, 2005 and appearing in and incorporated by reference in this Annual Report on Form 10-K of Calgon Carbon Corporation for the year ended December 31, 2004

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania

March 14, 2005